SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D
                            (Amendment No. 2)*
                                   of
                       Tweedy, Browne Company LLC


                              SCHEDULE 13D
                            (Amendment No. 2)*

                                  of
                            TBK Partners, L.P.




                   Under the Securities Exchange Act of 1934
                             HUB GROUP, INC.
                            (Name of Issuer)


                Class A - Common Stock, Par Value $.01 per Share
                        (Title of Class of Securities)

                                443320106
                              (CUSIP Number)

                              John D. Spears
                              350 Park Avenue
                           New York, New York  10022
                               (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                               SEPTEMBER 18, 2000
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of theAct, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  443320106
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect
                                   to 517,422 shares held in certain TBC
                                   accounts (as hereinafter  defined).
                                   Additionally, certain of the Members of
                                   TBC may be deemed to have sole power to
                                    vote certain shares as more fully set
                                    forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                   0 shares, except that certain of the
                                   members of TBC  may be deemed to have
                                   sole power to vote certain shares as more
                                   fully set forth herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                   520,992 shares held in accounts of TBC
                                   (as hereinafter defined).
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          520,992 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [x]
----------------------------------------------------------------------------


(13) Percent of Class Represented by Amount in Row (11)
         7.45%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

CUSIP No.  443320106
----------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons TBK Partners, L.P. ("TBK")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [  ]
                                                                   (b) [ x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                               [  ]

----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                             (7)   Sole Voting Power
                                       80,864 shares, except that the
                                       the general partners in TBK,
                                       solely by reason of their positions
                                       as such, may be deemed to have
                                       shared power to vote these shares.

Number of Shares       -----------------------------------------------------
Beneficially                 (8)   Shared Voting Power
Owned by Each                          0 shares
Reporting Person
With:                   -----------------------------------------------------
                             (9)   Sole Dispositive Power
                                       80,864 shares, except that the
                                       general partners in TBK, solely
                                       by reason of their positions as such,
                                       may be deemed to have shared
                                       power to vote these shares.
                       -----------------------------------------------------
                             (10)  Shared Dispositive Power
                                       0 shares
----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          80,864 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         1.16%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

PRELIMINARY NOTE

     The persons filing this Amendment No. 2 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, and (ii) TBK Partners, L.P., a Delaware limited partnership. This Amendment No. 2 amends a Statement on Schedule 13D filed by TBC and TBK dated June 30, 1999. However, the filing of this Amendment No. 2 should not be deemed an admission that TBC and TBK comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

       This Amendment No. 2 relates to the Class A - Common Stock, $.01 par value (the "Common Stock"), of Hub Group, Inc.(the "Company"), which, to the best knowledge of the persons filing this Amendment No. 2, is a company organized under the laws of Delaware, with its principal executive offices located at 377 East Butterfield Road, Suite 700, Lombard, Illinois 60148.

       This Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

       Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in response to Items 1,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

ITEM 2.  IDENTITY AND BACKGROUND

       Other than as set forth herein, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in Item 2 of the Statement, as amended.

       (a) The general partners of TBK are Christopher H. Browne, William H. Browne and John D. Spears (the "TBK General Partners"). The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and AMG/TBC Holdings, Inc. ("Holdings") (the "TBC Members").

       (b) The business address of each of TBC, TBK, the TBC Members (except Holdings) and the TBK General Partners is 350 Park Avenue, New York, NY 10022. The business address of Holdings is Two International Place, 23rd Floor, Bosotn, MA 02110.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 520,992 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $ 8,790,864.

     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts
maintained at U.S. Clearing.   It is expected that the funds used by the TBC
Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 of the Statement), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at U.S. Clearing. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securitites owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at The Bank of New York, New York, New York, depending upon the amount of outstanding borrowings at any given time.

     As of the date hereof, TBK beneficially owns directly 80,864 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $1,126,079.

     It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

     TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank of in the amount $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time to Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowing from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 520,992 shares of Common Stock, which constitutes approximately 7.45% of the 6,991,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      As of the date hereof, TBK beneficially owns directly 80,864 shares of Common Stock, which constitutes approximately 1.16% of the 6,991,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

      Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 601,856 shares, which constitutes approximately 8.61% of the 6,991,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding. Nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       The aggregate number of shares and percentage of Common Stock with respect to which each of the Members of TBC who are also TBK General Partners may be deemed to be the beneficial owner by reason of his being a Member of TBC and a general partner in TBK, respectively, is 601,856 shares, which constitutes approximately 8.61% of the 6,991,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the TBK General Partners or is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

         Each of Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings, by reason of their or its position as a TBC Member, may be deemed to be the beneficial owner of 601,856 shares which constitutes approximately 8.61% of
the 6,991,000 shares of Common Stock outstanding.    However, nothing
contained herein shall be constued as an admission that any of the TBC Members is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially onwed by a particular TBC Member.

        Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK, no person who may be deemed to comprise a group with any of TBC, TBK, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

       (b) TBC has investment discretion with respect to 520,992 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 517,422 shares of Common Stock held in certain TBC Accounts.

        Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 517,422 shares of Common
Stock held in certain TBC Accounts.

       TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the TBK General Partners solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

       ( c) Transactions in Common Stock effected by TBC and TBK during the sixty-day period ended as of the date hereof are set forth below:

REPORTING                   NO. OF SHARES     NO. OF SHARES     PRICE
PERSON          DATE        PURCHASED         SOLD              PER SHARE
TBC Accounts 07/20/00          1,000                           $ 12 1/8
             07/28/00                          413             $ 13 1/16
             08/11/00          1,300                           $ 13
             08/17/00                          490             $ 13/14
             08/18/00            100                           $ 13
             09/13/00         29,200                           $ 12.065900
             09/14/00                          180             $ 11
             09/18/00         24,430                           $ 11
             09/20/00                          815             $ 11 1/4

TBK:         09/18/00         15,570                           $ 11


   (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the TBK General Partners may be deemed to have such rights and powers solely by reason of being General Partners in TBK.

   (e)        Not applicable.

                               SIGNATURE

         Each of Tweedy, Browne Company LLC and TBK Partners, L.P. after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 2 is true, complete and correct.


                                          TWEEDY, BROWNE COMPANY LLC

                                          By:  /s/ Christopher H. Browne
                                          --------------------------------
                                          Christopher H. Browne
                                          Member


                                          TBK PARTNERS, L.P.

                                          By:  /s/ Christopher H. Browne
                                          --------------------------------
                                          Christopher H. Browne
                                          General Partner







                                         Dated:   September 18, 2000